Exhibit 4.13

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Net Element, Inc. (“we,” “us” or the “Company”) had the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) common stock, $0.0001 par value per share (“Common Stock”); and (ii) certain warrants to purchase Common Stock issued by our predecessor entity (then known as Cazador Acquisition Corporation Ltd.) (the “Warrants”).

Our authorized capital consists of 100,000,000 shares of Common Stock and 1,000,000 shares of “blank check” preferred stock, $0.01 par value per share.

The following description is a summary and is qualified in its entirety by our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), our Amended and Restated Bylaws, as amended and currently in effect (the “Bylaws”), and the form of warrant certificate relating to the Warrants, copies of which are referenced as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, as well as the provisions of the Delaware General Corporation Law (the “DGCL”).  You should read the Charter, the Bylaws and the applicable provisions of the DGCL for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

Each holder of our Common Stock is entitled to a pro rata share of cash distributions made to our stockholders, including dividend payments. The holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore. Cash dividends will be paid at the sole discretion of our board of directors.

The holders of our Common Stock are entitled to one vote for each share of record on all matters to be voted on by our stockholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares of our Common Stock voting for the election of our directors can elect all of our directors.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our Common Stock.

Holders of our Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking funds provisions applicable to our Common Stock.  All outstanding shares of our Common Stock are fully paid and non-assessable.

Warrants

The Warrants were exercisable at an exercise price of  $75.00 per share (on a post-split basis), subject to certain adjustments, and expired on October 2, 2017. As of December 31, 2019, none of the Warrants were outstanding.

Summary of Certain Provisions of Certificate of Incorporation and Bylaws

The Charter and the Bylaws, as applicable, among other things, (1) provide our board with the ability to alter the bylaws without stockholder approval, and (2) provide that vacancies on our board of directors may be filled by a majority of directors in office. These provisions, while designed to reduce vulnerability to an unsolicited acquisition proposal, and to discourage certain tactics used in proxy fights, may negatively impact a third-party’s decision to acquire us even if it would be beneficial to our stockholders.

Anti-Takeover Effects of Delaware Law and Certificate of Incorporation and Bylaws

We are subject to the Delaware anti-takeover laws regulating corporate takeovers, including Section 203 of the DGCL. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation’s assets unless:

●	the board of directors approved the transaction in which the stockholder acquired 15% or more of the corporation’s assets;

●

after the transaction in which the stockholder acquired 15% or more of the corporation’s assets, the stockholder owned at least 85% of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

●	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds (2/3) of the outstanding voting stock that is not owned by the stockholder.

A Delaware corporation may opt out of the Delaware anti-takeover laws if its certificate of incorporation or bylaws so provides. We have not opted out of the provisions of the anti-takeover laws. As such, these laws could prohibit or delay mergers or other takeover or change of control of us and may discourage attempts by other companies to acquire us even if it would be beneficial to stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company, Attn: Corporate Actions Department, 1 State Street, 30th Floor, New York, New York 10004-1561.

Listing

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “NETE”.